UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Issuance of Press Release

On July 18, 2017, Forward Pharma A/S (the “Company”) issued a press release announcing plans to return to its shareholders EUR 19.45 per share, amounting to a total of EUR 917.7 million. The return of capital will be accomplished via a capital reduction (the “capital reduction”), which will be contingent upon receipt of shareholder approval. The Company will hold an extraordinary general meeting on August 2, 2017 to seek shareholder approval for the capital reduction.

The Company has filed as exhibits to this Form 6-K a press release dated July 18, 2017, announcing the capital reduction, and the Notice to Convene Extraordinary General Meeting and accompanying documentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated July 18, 2017
99.2	Notice to convene the extraordinary general meeting, including the agenda and the complete proposals
99.3	Proxy and voting by correspondence form
99.4	Request for admission card form
99.5	Share capital and voting rights overview
99.6	Annual Report 2016 for the company
99.7	Articles of Association of the company marked with the proposed amendments against the company’s current Articles of Association of 3 May 2017
99.8	Report of the Board of Directors on events of significance to the company’s position that have taken place since the preparation of the Annual Report 2016
99.9	Statement from the independent auditor on the Report of the Board of Directors